Exhibit 99.1

Black Titan Corporation (NASDAQ: BTTC) Signs Memorandum of Understanding with PyratzLabs to Explore Strategic Partnership in the Blockchain Sector

NEW YORK CITY, NY / ACCESS Newswire / February 19, 2026 / Black Titan Corporation (NASDAQ: BTTC; “Black Titan”), a publicly traded company, announced today the signing of a Memorandum of Understanding (MOU) with PyratzLabs, an integrated player in the digital assets ecosystem. The MOU, effective February 12, 2026, establishes a framework for the two companies to explore a potential strategic partnership and leverage their respective strengths in the blockchain space.

This collaboration follows Black Titan’s recently announced “Digital Asset Treasury Plus” (DAT+) strategy, backed by a $200 million convertible note facility, signalling its expansion into the digital asset sector. The partnership will focus on several high-level areas, including the exchange of technical and market insights, assessment of combined resources and expertise, and identification of joint market opportunities. The parties will work together to define the most effective structure for a formal partnership, which could include a joint venture, referral agreement, or other arrangement.

“This MOU with PyratzLabs marks an exciting step for Black Titan as we deepen our strategic focus on the transformative potential of blockchain technology,” said Shang Ju Lin, representative of Black Titan. “Having recently launched our DAT+ strategy to begin managing and deploying digital assets, we believe this collaboration aligns perfectly with our vision. PyratzLabs has demonstrated a track record of innovation and a comprehensive understanding of the digital asset landscape. We are confident that by combining our strengths, we can unlock new opportunities and create significant value.”

Founded in 2021, PyratzLabs operates across the entire digital assets value chain, from infrastructure and treasury management to investment and advisory services. The firm has successfully built a portfolio of crypto and blockchain ventures and has been instrumental in helping its portfolio companies raise tens of millions in capital. Led by CEO and co-founder Bilal El Alamy, a pioneer in tokenization, PyratzLabs is dedicated to bridging traditional finance with decentralized technologies.

“We are thrilled to begin this exploratory journey with Black Titan Corporation,” said Bilal El Alamy, CEO of PyratzLabs. “This partnership aligns perfectly with our mission to drive the growth of the blockchain ecosystem by collaborating with forward-thinking leaders. Black Titan’s position in the public markets provides a unique platform to accelerate the adoption of real-world blockchain use cases and foster long-term impact.”

This collaboration comes as PyratzLabs continues its rapid growth, recently highlighted by a Letter of Intent (LOI) for a reverse takeover of the Euronext-listed Reboost Blockchain Corp. This move underscores PyratzLabs’ ambition to enhance its credibility and access to capital markets, goals that are further supported by this new strategic relationship with BTTC.

About Black Titan Corporation (BTTC)

Black Titan is a digital asset technology company focused on its “Digital Asset Treasury Plus” (DAT+) strategy, utilizing its corporate balance sheet to support, govern, and provide liquidity to decentralized protocols. The company has recently pivoted to actively manage and deploy digital assets to generate yield.

About PyratzLabs

PyratzLabs, founded in 2021 by Bilal El Alamy, Thomas Binetruy, and Jacques Bertrand-Lalo, is an integrated player in the digital assets ecosystem. Operating across the entire value chain—Infrastructure, treasury management, investment, and advisory—PyratzLabs has built a robust portfolio of crypto and blockchain ventures. The firm fosters innovation and ecosystem growth by supporting capital raises, job creation in the Web3 landscape, and knowledge-sharing events. Led by a team passionate about bridging traditional finance with decentralized technologies, PyratzLabs is focused on delivering real-world use cases and long-term impact.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect Black Titan’s current expectations, strategic initiatives, and growth plans. These statements are based on current expectations and assumptions that are subject to change. Actual results may differ materially from those anticipated in the forward-looking statements. Forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including the Company’s ability to satisfy conditions to closing, market volatility, regulatory developments, and other factors described in Black Titan’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements except as required by law.

Media & Investor Contact

Czhang Lin

Co-Chief Executive Officer

contact-us@blacktitancorp.com